Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

CVS Corporation:

We consent to the use of our reports dated March 14, 2006, with respect to the consolidated balance sheets of CVS Corporation and subsidiaries as of December 31, 2005 and January 1, 2005, and the related consolidated statements of operations, shareholders’ equity, and cash flows for the fifty-two week periods ended December 31, 2005 and January 1, 2005, and the fifty-three week period ended January 3, 2004, and the related financial statement schedule, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 and the effectiveness of internal control over financial reporting as of December 31, 2005, incorporated herein by reference and to the reference to our firm under the heading “Independent Registered Public Accounting Firm” in the prospectus.

/s/ KPMG LLP
KPMG LLP

Providence, Rhode Island

May 16, 2006